

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Carlos Augusto Lira Aguiar
Chief Executive Officer
Fibria Celulose S.A.
Alameda Santos, 1357, 6th Floor
01419-908, Sao Paulo, SP, Brazil

> **Re:** **Fibria Celulose S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed April 30, 2010**
> **File No. 001-15018**

Dear Mr. Aguiar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibits

1. We note that you have filed only the exhibits, schedules and/or attachments to the exhibits with the Forms 6-K filed on November 10, 2010 and December 21, 2010, rather than the entire agreements. Please confirm that you will file these exhibits in their entirety with your next periodic report. It is unclear for investors not to have the complete agreement in one location.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director